Continental

Continental Aktiengesellschaft

Press Release

RECEIVED OFFICE OF INTERNATIONAL CORPORATE FINANCE
02 SEP -6 AM 9:21

02049812

Development by Audi and Continental Automotive Systems:

Adaptive air suspension turns the new Audi A8 into a sporty driver's car in the premium category

SUPPL

Hanover, Frankfurt/Main, September 3, 2002. The new Audi A8 is equipped with an adaptive air suspension, which was developed in cooperation between Audi and Continental and which is - together with other components - produced by the Hanover based automotive supplier.

PROCESSED SEP 12 2002 THOMSON FINANCIAL

The adaptive air suspension of the Audi A8 combines responsive handling optimally with the best possible ride comfort. This was achieved thanks to an intelligent air suspension system with continuous damper adjustment, the adaptive air suspension. The control device for the adaptive air suspension uses sensors to recognize various load conditions, adapting the chassis parameters accordingly. This is realized by a compressor that inflates the springs with compressed air to automatically equalize the level as required. This ensures that the spring travel is constant at all times, and the suspension geometry remains unaffected by the payload. Both the comfort package and the driving dynamics profit from this technology, which was first introduced in the Audi allroad quattro and has now been improved for the A8.

Continental with its divisions of Continental Automotive Systems, ContiTech and Conti Temic is an important partner for the development and production of the new Audi A8:

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9, D-30165 Hannover, P.O. Box 1 69, D-30001 Hannover
Phone +49 (0)511-938-1278, +49 (0)511-938-1146, +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

In addition to the complete adaptive air suspension system with springs, dampers, air supply, sensor systems and control electronics, the company also developed and supplies the transmission oil cooler and power steering lines, brake hoses and various seals for the limousine.

In keeping with the A8's high standards for driving dynamics, a new generation of the high-performance fist-caliper from Continental Teves is used on the large-dimensioned front wheel brakes.

Continental Automotive Systems is a leading manufacturer of brake and chassis systems as well as electronic systems for the automotive industry worldwide. In 2001 its 18,480 employees achieved sales of nearly €4 billion. The company belongs to Continental AG, Hanover/Germany.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

For further information:

Dirk Nebelung
Director Communications
Continental Automotive Systems
Tel.: +49 (0) 69/ 7603-6000
Fax: +49 (0) 69/ 7603-3945
Dirk.Nebelung@contiteves.com

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